                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               Aber Resources Ltd.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   002916 10 4
                                 (CUSIP number)

                             Patrick B. Dorsey, Esq.
              Senior Vice President, General Counsel and Secretary
                                  Tiffany & Co.
                                727 Fifth Avenue
                            New York, New York 10022
                                 (212) 755-8000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 19, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              (Page 1 of 10 Pages)

CUSIP NO. 002916 10 4               13D                PAGE  2   OF   10   PAGES




1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     TIFFANY & CO. INTERNATIONAL                                                I.R.S. IDENTIFICATION NO. 06-112-1421
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)[ ]
                                                                                                          (b)[X]

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

    NUMBER OF       7        SOLE VOTING POWER
      SHARES
                             0

   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             8,000,000


       EACH         9        SOLE DISPOSITIVE POWER
    REPORTING
                             0

   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             8,000,000


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.9%

14   TYPE OF REPORTING PERSON*

     CO


                              (Page 2 of 10 Pages)

CUSIP NO. 002916 10 4                  13D                 PAGE 3  OF  10  PAGES

1    NAME OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TIFFANY & CO.                                                           I.R.S. IDENTIFICATION NO. 13-322-8013
                                                                                                       (a)[ ]
                                                                                                       (b)[X]


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



3    SEC USE ONLY



4    SOURCE OF FUNDS*

     WC


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)




6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


    NUMBER OF       7        SOLE VOTING POWER
      SHARES
                             0


   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             8,000,000


       EACH         9        SOLE DISPOSITIVE POWER
    REPORTING
                             0


   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             8,000,000


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,000,000


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.9%


14         TYPE OF REPORTING PERSON*

           HC, CO



                              (Page 3 of 10 Pages)

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Aber Resources Ltd., a British Columbia corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 930, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c); (f): This statement on Schedule 13D is being filed by Tiffany & Co. International, a Delaware corporation and the purchaser of 8,000,000 shares of the Issuer's Common Stock ("International"), and Tiffany & Co., a Delaware corporation ("Parent," and collectively with International, the "Reporting Persons," and each, a "Reporting Person"). International is a direct, wholly owned subsidiary of Parent. As a result, Parent is deemed to be the beneficial owner of the shares of Issuer Common Stock purchased by International, as Parent has the ability to control the voting and disposition decisions to be made by International with respect to the Common Stock. For purposes of this statement on Schedule 13D, International and Parent are deemed to share voting and disposition power with respect to the Common Stock.

         The business and principal office address of each of the Reporting Persons is 727 Fifth Avenue, New York, New York 10022. The Reporting Persons are international jewelry and specialty retailers.

         To the best of the Reporting Persons' knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth on Schedules I and II hereto. The information contained in Schedules I and II is incorporated herein by reference.

         (d) - (e): During the last five years, none of the Reporting Persons, their respective executive officers or their respective directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the shares of Common Stock of the Issuer purchased by International were purchased for approximately $72 million (Can $104 million) with the working capital of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION

         All Common Stock purchased by International was purchased pursuant to a Subscription Agreement (a copy of which is included as Exhibit 99.1 hereto), and is being held for investment


                              (Page 4 of 10 Pages)
purposes. Subject to economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions and, subject to the restrictions described in Item 6 below, may dispose of such securities or the securities they presently own in the open market or in private transactions.

         An affiliate of the Reporting Persons, Tiffany & Co. ICT, Inc., an indirect wholly owned subsidiary of Parent, intends to form a joint venture ("Joint Venture") with Aber Diamond Mines Ltd., a wholly owned subsidiary of the Issuer. Under the terms of the proposed Joint Venture and related diamond supply agreements (which will provide for the supply of diamonds both into and out of the Joint Venture), the Joint Venture will purchase a portion of the anticipated rough diamond supply from the Diavik Diamonds Project and sell a portion of that supply to Tiffany and Company, a wholly owned subsidiary of Parent. The Joint Venture partners will share equally in any profits and losses of the Joint Venture.

         The Reporting Persons and their affiliates may engage in these and other activities intended to influence the business strategy or management of the Issuer. The Issuer also agreed, pursuant to the terms of the Subscription Agreement, to increase the size of its Board of Directors by one and to nominate a representative from the Reporting Persons to the Issuer's Board of Directors at each annual meeting of shareholders as long as the Reporting Persons and their affiliates hold the shares of the Issuer's Common Stock purchased pursuant to the Subscription Agreement.

         Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         All references to the Subscription Agreement set forth in this Item 4 are qualified in their entirety by reference to the copy of the Subscription Agreement included as Exhibit 99.1 to this Schedule 13D, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) This statement on Schedule 13D relates to 8,000,000 shares of Common Stock beneficially owned by the Reporting Persons, which constitute approximately 14.9% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) For purposes of this statement on Schedule 13D, International and Parent are deemed to share voting and disposition power over the 8,000,000 shares of Common Stock.

         (c) International purchased 8,000,000 shares of Common Stock from the Issuer for approximately $9.00 per share (Can $13.00 per share) on July 19, 1999 pursuant to a Subscription Agreement, a copy of which is included as Exhibit 99.1 hereto and which is incorporated herein by reference.

         (d)      Not applicable.


                              (Page 5 of 10 Pages)

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth, or incorporated by reference, in Item 4 is hereby incorporated by reference. Pursuant to the terms of the Subscription Agreement, a copy of which is included as Exhibit 99.1 hereto and which is incorporated herein by reference, the Reporting Persons and their affiliates have agreed not to sell any shares of the Issuer's Common Stock prior to the second anniversary of the last day of the first month of commercial production from the Diavik diamond mine, except:

         (i)      in acceptance of a third party's take-over bid;

         (ii) in participating in a merger, amalgamation or similar transaction involving the Issuer which has been approved by the Issuer's Board of Directors; or

         (iii) at any time under the following terms and conditions. In the event that International wishes to sell or cause to be sold any of the Issuer's Common Stock owned, directly or indirectly, by it or its affiliates, it shall first give to the Issuer not less than 90 and not more than 120 days' written notice (the "Sale Notice") of such proposed sale, specifying the number of Common Shares (the "Subject Shares") it wishes to sell, the date on which it proposes to effect such sale (the "Sale Date") and the proposed purchaser, if any. Upon receipt of a Sale Notice, the Issuer shall be permitted during the period up to 5:00 p.m. (Toronto local time) on the third business day (the "Designation Deadline") prior to the Sale Date to designate a purchaser (the "Designated Purchaser") of the Subject Shares by written notice to International in which event International shall sell the Subject Shares to the Designated Purchaser on the Sale Date for a cash purchase price per Subject Share (the "Market Price") equal to the simple average closing trading price of the Issuer's Common Stock on The Toronto Stock Exchange (or other principal trading market if the Common Stock is not then so listed) for the 20 trading days immediately preceding the Designation Deadline (appropriately adjusted to reflect any stock split or consolidation occurring during such 20 trading day period). In the event the Issuer fails to give notice of a Designated Purchaser prior to the Designation Deadline, International shall be free to effect a sale of the Subject Shares, or any of them, on the Sale Date and for a period of 30 days thereafter at a price per Subject Share which is not less than the Market Price.

         Except as described in this Schedule 13D, to the Reporting Persons' knowledge, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                              (Page 6 of 10 Pages)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Subscription Agreement, dated as of July 16, 1999, between Tiffany & Co. International and Aber Resources Ltd.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   July 27, 1999


                           TIFFANY & CO. INTERNATIONAL


                           By: /s/ Patrick B. Dorsey
                               Patrick B. Dorsey
                               Vice President and Secretary


                           TIFFANY & CO.


                           By: /s/ Patrick B. Dorsey
                               Patrick B. Dorsey
                               Senior Vice President, General Counsel
                               and Secretary

                              (Page 7 of 10 Pages)

                                   Schedule I

         DIRECTORS AND EXECUTIVE OFFICERS OF TIFFANY & CO. INTERNATIONAL

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tiffany & Co. International. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 727 Fifth Avenue, New York, New York 10022.

                BOARD OF DIRECTORS OF TIFFANY & CO. INTERNATIONAL

Name and Title                            Present Principal Occupation

Michael J. Kowalski                       President and Chief Executive Officer, Director Tiffany & Co.

James E. Quinn                            Vice Chairman of the Board of Tiffany & Co.

James N. Fernandez                        Executive Vice President and Chief Financial Officer,
                                          Tiffany & Co.

Patrick B. Dorsey                         Senior Vice President, General Counsel and Secretary,
                                          Tiffany & Co.

                EXECUTIVE OFFICERS OF TIFFANY & CO. INTERNATIONAL

Name                                      Title and Present Principal Occupation

Michael J. Kowalski                       President, Tiffany & Co. International; President and Chief Executive
                                          Officer, Tiffany & Co.

James N. Fernandez                        Vice President and Chief Financial Officer, Tiffany & Co. International;
                                          Executive Vice President and Chief Financial Officer, Tiffany & Co.

Patrick B. Dorsey                         Vice President and Secretary, Tiffany & Co. International; Senior Vice
                                          President, General Counsel and Secretary,
                                          Tiffany & Co.


                              (Page 8 of 10 Pages)

                                   Schedule II

                DIRECTORS AND EXECUTIVE OFFICERS OF TIFFANY & CO.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Tiffany & Co. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 727 Fifth Avenue, New York, New York 10022.

                       BOARD OF DIRECTORS OF TIFFANY & CO.

Name and Title                            Present Principal Occupation
William R. Chaney                         Chairman of the Board of Tiffany & Co.

Michael J. Kowalski                       President and Chief Executive Officer, Director Tiffany & Co.

James E. Quinn                            Vice Chairman of the Board of Tiffany & Co.

Rose Marie Bravo                          Worldwide Chief Executive of Burberry Limited.  The address of Burberry
                                          Limited is 1350 Avenue of the Americas, 30th Floor, New York, New York
                                          10019.

Samuel L. Hayes III                       Jacob H. Schiff Professor of Investment Banking at Harvard Business
                                          School.  The address of Harvard Business School is Soldiers Field, Boston,
                                          Massachusetts 02163.

Charles K. Marquis                        Senior Advisor to Investcorp International Inc.  The address of Investcorp
                                          International Inc. is 280 Park Avenue, 37th Floor West, New York, New York
                                          10017.

William A. Shutzer                        Executive Vice President of ING Baring Furman Selz LLC.  The address of
                                          ING Baring Furman Selz LLC is 230 Park Avenue, New York, New York 10169.

Geraldine Stutz                           Principal partner of GSG Group.  The address of GSG Group is 158A E. 70th
                                          Street, New York, New York 10022.

                              (Page 9 of 10 Pages)

                       EXECUTIVE OFFICERS OF TIFFANY & CO.

Name                                      Title and Present Principal Occupation
Michael J. Kowalski                       President and Chief Executive Officer, Tiffany & Co.

James N. Fernandez                        Executive Vice President and Chief Financial Officer,
                                          Tiffany & Co.

Patrick B. Dorsey                         Senior Vice President, General Counsel and Secretary,
                                          Tiffany & Co.

Beth O. Canavan                           Senior Vice President - U.S. Retail Sales, Tiffany & Co.

Linda A. Hanson                           Senior Vice President - Merchandising, Tiffany & Co.

Fernanda M. Kellogg                       Senior Vice President - Public Relations, Tiffany & Co.

Caroline D. Naggiar                       Senior Vice President - Marketing, Tiffany & Co.

John S. Petterson                         Senior Vice President - Corporate Sales, Tiffany & Co.




                             (Page 10 of 10 Pages)